EXHIBIT 99.2

Lumenis Launches HoLEP Preceptor Program at American Urology
Association 2008 Annual Meeting

May 13th, 2008, Yokneam, Israel

Lumenis Inc., a global developer, manufacturer and seller of laser, light-based and radiofrequency devices for surgical, aesthetic, and ophthalmic applications, announced today the launch of a Holmium Laser Enucleation of the Prostate (HoLEP) preceptor program that will provide training opportunities for urologists who are interested in learning and performing HoLEP. The abundance of clinical evidence suggests that HoLEP provides superior outcomes in treating Benign Prostatic Hyperplasia (BPH) of all gland sizes1. For large prostates, HoLEP is a surgical laser procedure that has been shown to be safe and effective1,2,3. At this year’s AUA meeting, there will be a series of speeches, skills labs and roundtable discussions that will feature HoLEP. For details visit www.GetPowerSuite.com.

Patients are commonly put on medication as an initial treatment for BPH.  The effect of medical therapy is limited and urologists are increasingly seeing patients with larger prostates by the time they are referred for surgery.   TURP, transurethral resection of the prostate, has been the standard surgical procedure for the treatment of BPH, however, the body of clinical evidence now shows that HoLEP provides a superior treatment outcome and durability2.

“I have been a firm believer in HoLEP as it is the most clinically proven laser treatment for BPH,” said Dr. Mostafa Elhilali, Chair, Department of Surgery, McGill University. “It is good to see that the company is providing the proper resources to ensure that this procedure is properly adopted by the broader urology community worldwide.”

Dr. James Lingeman, Clinical Professor of Urology, Indiana University School of Medicine, stated, “There are many treatment modalities for BPH, however, none have the history of proven clinical outcomes for prostates of any size that HoLEP has. I have trained many physicians on this technique and will continue to do so in the future.”

1 2007, Ehab A. Elzayat, Mostafa M. Elhilali, European Urology, Holmium Laser Enucleation of the Prostate (HoLEP): Long-Term Results, Reoperation Rate, and Possible Impact of the Learning Curve

2 2008, Peter J. Gilling, Tevita F. Aho, et al., European Urology, Holmium Laser Enucleation of the Prostate: Results at 6 Years 2007, Sascha A. Ahyai, et al., European Urology, Holmium Laser Enucleation versus Transurethral Resection of the Prostate: 3-Year Follow-Up Results of a Randomized Clinical Trial

3 2008, Kuntz, R. et al., Holmium Laser Enucleation of the Prostate versus Open Prostatectomy for Prostates Greater than 100 Grams: 5 – Year Follow Up Results of a Randomised Clinical Trial
2007, Matlaga, B. et al., Current Opinion in Urology, Holmium laser treatment of benign prostatic hyperplaisa: an update

“The clinical data supporting the superiority of the HoLEP procedure is significant,” says Mr. Dov Ofer, Chief Executive Officer at Lumenis. “Lumenis must now commit to a comprehensive training program so that more urologists can become proficient with the HoLEP procedure and make it available to patients worldwide.”

HoLEP is performed using Lumenis’ VersaPulse® PowerSuite™ laser and morcellator systems. Mr. Lloyd Diamond, Senior Vice President and General Manager of Lumenis’ Surgical Business stated, “PowerSuite was specifically designed to be a comprehensive clinical solution for urologists and their patients. It is truly a multi-purpose technology for the endoscopic treatment of stones, BPH, tumors and other soft tissue conditions. At this year’s AUA meeting we will be highlighting the breadth of treatment options offered with a special emphasis on HoLEP.”

Expert Physicians to Present in the Lumenis Booth at the AUA Meeting

Experienced thought-leading physicians will be at the Lumenis booth to present HoLEP and their own experiences using PowerSuite, including Drs. Richard David, Mitchell Humphreys, Tevita Aho, Lori Lerner and Evan Goldfischer.  Presentations are scheduled throughout the duration of the AUA meeting. There will also be special small group roundtable discussions on HoLEP with these and other thought-leaders (registration required). For a complete list of speaker presentations and other Lumenis events, visit Lumenis booth #3901 at the American Urology Association meeting in the Orlando Convention Center, May 17-22, 2008. Or visit www.GetPowerSuite.com to see a complete presentation schedule and register for roundtable discussions.

About VersaPulse PowerSuite

The PowerSuite laser system, the first holmium laser cleared by the FDA for treatment of Benign Prostatic Hyperplasia (BPH), is also effective for surgical removal of kidney stones, bladder tumors and strictures. It offers a comprehensive solution for physicians and their patients. For more information about VersaPulse PowerSuite laser, log onto: http://surgical.lumenis.com

About Lumenis Ltd.

Lumenis is Israel’s largest medical device company with more than 1,000 employees worldwide. The Company invests heavily in R&D and holds a leading position in the markets in which it serves. Lumenis has over 250 patents worldwide, over 75 FDA clearances, worldwide presence in over 100 countries, and an installed base of over 70,000 systems. In December 2006, a group led by a private equity consortium, Viola Partners and Ofer Hi-Tech Group, invested approximately $150 million in the Company.

Contact:
Michelle Maydan
Director of Corporate Communications
1-866-569-0597
+972-4-959-9004
e-mail: mmaydan@lumenis.com

Lumenis® is a registered trademark of Lumenis Ltd.;
VersaPulse® is a registered trademark of Lumenis Ltd.; PowerSuite™ is a trademark of Lumenis Ltd.

Lumenis Ltd.
Yokneam Industrial Park
P.O.B. 240
Yokneam 20692, Israel
Tel. +972.4.959.9000
Fax. +972.4.959.9050
www.lumenis.com